Exhibit 21

Subsidiaries of the Registrant

Jurisdiction of
Name of Subsidiary	Incorporation
Andrea ANC Manufacturing Inc.	Delaware
Andrea Digital Technologies, Inc.	Delaware
Andrea Direct Marketing Inc.	Delaware
Andrea Electronics Europe Inc.	Delaware
Andrea Marketing Inc.	Delaware
Lamar Signal Processing, Ltd.	Israel